UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 8, 2005

SAXON CAPITAL, INC.

(Exact name of registrant as specified in its charter)

_____

Maryland	**000-50945**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On August 8, 2005, Saxon Capital, Inc. ("Saxon") issued a press release announcing Saxon's financial results for the second quarter 2005. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(c)   Exhibits

99.1   Press Release dated August 8, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

Date: August 9, 2005

By: /s/Robert B. Eastep

Robert B. Eastep

Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

Exhibits

Exhibit 99.1	Press Release dated August 8, 2005.

EXHIBIT 99.1

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879
InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Reports Second Quarter 2005 Operating Results

GLEN ALLEN, VA. (August 8, 2005) - Saxon Capital, Inc. ("Saxon") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced second quarter 2005 net income of $19.4 million or $0.38 per share diluted, compared to $17.4 million or $0.56 per share diluted for the second quarter of 2004, and $31.7 million or $0.63 per share diluted for the first quarter of 2005

"The combination of rising short-term interest rates and a continued flattening of the yield curve, in conjunction with increased prepayment speeds and intense market competition impacted our performance this quarter. We remain focused on lowering our cost to produce and growing our portfolio and earnings going forward", said Michael L. Sawyer, Chief Executive Officer of Saxon

Financial Performance
Net interest income was $50.1 million for the second quarter of 2005, compared to $63.0 million for the second quarter of 2004 and $58.9 million for the first quarter of 2005. Net interest margin was 3.3% for the second quarter of 2005 compared to 5.1% for the second quarter of 2004 and 3.9% for the first quarter of 2005. Net interest margin is calculated as net interest income divided by average interest-earning assets. Average interest-earning assets are calculated using a daily average balance over the time period indicated. Net interest margin after provision for mortgage loan losses was 2.4% for the second quarter of 2005, compared to 4.2% for the second quarter of 2004 and 3.5% for the first quarter of 2005. Net interest margin after provision for mortgage loan losses is calculated as net interest income after provision for mortgage loan losses divided by average interest-earning assets.

The decrease in net interest margin and net interest margin after provision for mortgage loan losses was attributable to an increase in gross interest income offset by increased prepayment speeds, an increase in amortization of deferred loan acquisition cost, a continued rise in 1-month LIBOR, and higher provision requirements.

Gross interest income was impacted by faster prepayment of the higher weighted average coupon mortgage loan portfolio. The higher weighted average coupon loans were replaced by mortgage loans with a lower weighted average coupon produced during a period of intense pricing competition. As of June 30, 2005, approximately 40% of the mortgage loan portfolio consisted of loans produced after July 2004. Amortization of deferred loan acquisition costs increased 94% in the second quarter of 2005 as compared to the first quarter 2005 due to faster prepayment speeds on the mortgage loan portfolio. The continued rise in 1-month LIBOR has impacted Saxon's long- and short-term financing. As of June 30, 2005, 1-month LIBOR had increased approximately 197 basis points since June 30, 2004, and approximately 47 basis points since March 31, 2005. In addition, a $103.3 million increase in total delinquencies from the first quarter of 2005 to the second quarter of 2005 caused Saxon to increase its provision for mortgage loan losses.

Servicing income, net of amortization and impairment, was $17.2 million for the second quarter of 2005, compared to $6.9 million for the second quarter of 2004 and $13.6 million for the first quarter of 2005. Saxon's third party servicing portfolio grew 20% to $18.6 billion at June 30, 2005, compared to $15.5 billion at March 31, 2005. During the second quarter 2005, Saxon purchased servicing rights on $4.6 billion in mortgage loan pools.

Total net revenues for the second quarter of 2005 were $54.5 million, compared to $60.1 million for the second quarter of 2004 and $68.5 million for the first quarter of 2005.

Total expenses, which include payroll and related expenses, general and administrative expenses and other expenses, were $32.8 million for the second quarter of 2005, compared to $33.7 million for the second quarter of 2004 and $40.7 million for the first quarter of 2005. Total expenses decreased in the second quarter 2005 from second quarter of 2004 and first quarter of 2005 as a result of a focused effort to increase efficiencies and reduce the overall cost to produce.

During the second quarter of 2005, Saxon closed six retail branches and divested five retail branches. The divesting and closing of these retail branches is expected to reduce the fixed cost structure of the retail channel. Saxon recognized $0.3 million of expense during the second quarter of 2005 in connection with the branches closed.

Cost to service decreased to 17 basis points for the second quarter of 2005 from 22 basis points for the second quarter of 2004 and 20 basis points for the first quarter of 2005. Production related payroll and expenses, and general and administrative expenses decreased due to the closing and divestiture of retail branches in the second quarter and the continued efforts to increase efficiencies and reduce production cost. Total net cost to produce was 2.84% of total loan production for the second quarter of 2005, compared to 2.69% for the second quarter of 2004 and 3.27% for the first quarter of 2005.

Cost to service and total net cost to produce are measures defined by the Securities and Exchange Commission as "non-GAAP financial measures." Management believes that such non-GAAP financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information about the efficiency of the Company's processes to its investors. Tables reconciling the Company's calculation of cost to service and total net cost to produce to GAAP results are set forth in Exhibit A.

Portfolio Credit Performance
Net mortgage loan portfolio totaled $6.1 billion at June 30, 2005, an increase of 17% from June 30, 2004 and an increase of 1.1% from March 31, 2005. Seriously delinquent (60+ days past due) loans were 6.0% of net mortgage loan portfolio at June 30, 2005, compared to 6.5% at June 30, 2004 and 5.7% at March 31, 2005. Saxon's allowance for loan losses was $36.3 million at June 30, 2005, compared to $34.0 million at June 30, 2004, and $33.6 million at March 31, 2005. Allowance for loan losses as a percentage of net mortgage loan portfolio balance decreased to 0.59% at June 30, 2005 from 0.65% at June 30, 2004, and increased from 0.55% at March 31, 2005. Allowance for loan losses as a percentage of total delinquency and serious delinquency was 5.7% and 11.2% for the second quarter of 2005 compared to 6.2% and 11.6% for the second quarter of 2004 and 6.3% and 11.3% for the first quarter of 2005 (excludes real estate owned delinquencies). Saxon's 30 day past due delinquencies increased $74.2 million from the first quarter of 2005 to the second quarter of 2005, which is consistent with historical seasonal trends.

Loan Production
Mortgage loan production (excluding called loans from off balance sheet securitizations) was $787.8 million for the second quarter of 2005, a decrease of 17% compared to the second quarter of 2004, and a decrease of 2% from the first quarter of 2005. Mortgage loan production (excluding called loans from off balance sheet securitizations) was $1.6 billion for the six months ended June 30, 2005, compared to $1.6 billion for the six months ended June 30, 2004.

Saxon's wholesale mortgage loan production was $376.8 million during the second quarter of 2005, a decrease of 11% from the second quarter of 2004, and an increase of 10% from the first quarter of 2005. Wholesale mortgage loan production was $719.3 million for the six months ended June 30, 2005, a decrease of 1% from the six months ended June 30, 2004. Saxon's retail mortgage loan production was $178.4 million during the second quarter of 2005, a decrease of 33% from the second quarter of 2004, and a decrease of 12% from the first quarter of 2005. Retail mortgage loan production was $380.4 million for the six months ended June 30, 2005, a decrease of 18% from the six months ended June 30, 2004. Saxon's correspondent flow mortgage loan production was $199.5 million during the second quarter of 2005, a decrease of 4% from the second quarter of 2004, and a decrease of 10% from the first quarter 2005. Correspondent flow mortgage loan production was $422.2 million for the six months ended June 30, 2005, an increase of 32% from the six months ended June 30, 2004. Correspondent bulk mortgage loan production was $33.2 million during the second quarter of 2005, a decrease of 27% from the second quarter of 2004, and a decrease of 12% from the first quarter 2005. Correspondent bulk mortgage loan production was $71.1 million for the six months ended June 30, 2005, a decrease of 9% from the six months ended June 30, 2004.

Saxon's production in 2005 has been impacted by the closing and divestiture of the retail branches and the intense pricing competition currently existing in the marketplace.

During the first six months of 2005, Saxon closed 10 retail branches and divested 5 branches, with a majority of these events occurring in the second quarter 2005. The branches impacted by these closings produced approximately 41% of the 2004 retail production. In 2005, Saxon has been focused on refining its retail lending platform through a more efficient network of strategically located retail mortgage centers and our three centralized call centers located in Virginia, Texas and California. Saxon believes this new platform allows it to streamline processes, increase efficiencies and productivity, improve training and employee development, and leverage marketing efficiency and scale, while reducing the overall cost to produce.

Loan Servicing
Saxon's third party servicing portfolio was $18.6 billion at June 30, 2005, an increase of 203% from June 30, 2004, and an increase of 20% from March 31, 2005, resulting from the purchase of additional third party servicing rights. During the second quarter of 2005, Saxon purchased third party servicing rights to service approximately $4.6 billion of mortgage loans, which have annual servicing fees of approximately 50 basis points.

Liquidity
At June 30, 2005, Saxon had $1.7 billion in committed facilities and $178.6 million in working capital, compared to $1.6 billion in committed facilities and $103.2 million in working capital at June 30, 2004. It is common business practice to define working capital as current assets less current liabilities. However, the Company does not have a classified balance sheet and therefore calculates working capital using an internally defined formula, which is generally calculated as unrestricted cash and investments as well as unencumbered assets that can be pledged against existing committed facilities and converted to cash in five days or less. Management believes that this working capital calculation provides a better indication of the Company's liquidity available to conduct business at the time of calculation. A reconciliation between the Company's working capital calculation and the common definition of working capital is presented in exhibit A.

During the second quarter of 2005, Saxon priced and closed a $980 million asset-backed securitization, Saxon Asset Securities Trust 2005-2.

Recent Developments
On July 15, 2005, Saxon announced the resignation of the Senior Vice President and Corporate Strategies Director, effective July 14, 2005. In addition, Saxon announced that the Executive Vice President, Capital Markets separated from service from the Company effective July 15, 2005. In connection with these departures, severance expense will be accrued during the third quarter of 2005 for approximately $0.9 million, and $1.0 million will be expensed for the acceleration and vesting of restricted stock units.

On July 19, 2005, Saxon announced its second quarter cash dividend of $0.55 per share of common stock payable August 11, 2005 to shareholders of record at the close of business on July 29, 2005.

Conference Call

Saxon will host a conference call for analysts and investors at 11 a.m. Eastern Time on Tuesday, August 9, 2005. For a live Internet broadcast of this conference call, please visit Saxon's investor relations website at www.saxoncapitalinc.com. To participate in the call, contact Ms. Bobbi Roberts at 804-967-7879. A replay will be available shortly after the call and will remain available until 11:59 p.m. Eastern Time, August 15, 2005. The replay will be available on Saxon's website or at 800-475-6701 using the ID number 788489.

About Saxon

Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's production subsidiaries, Saxon Mortgage, Inc., and America's MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans throughout the United States through its network of brokers, correspondents, and retail branches. As of June 30, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $24.7 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements

Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of August 8, 2005. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations.

Saxon Capital, Inc.
Condensed Consolidated Balance Sheets
(Dollars in thousands, except per share data)
(unaudited)

	June 30, 2005	December 31, 2004
Assets		
Cash	$ 10,950	$ 12,852
Accrued interest receivable	55,847	56,132
Trustee receivable	135,424	112,062
Mortgage loan portfolio	6,184,625	6,027,620
Allowance for loan loss	(36,278)	(37,310)
Net mortgage loan portfolio	6,148,347	5,990,310
Restricted cash	204,811	1,495
Servicing related advances	136,974	113,129
Mortgage servicing rights, net	129,040	98,995
Real estate owned	23,808	24,860
Derivative assets	17,279	11,801
Deferred tax asset	43,234	27,825
Other assets	55,159	89,670
Total assets	$ 6,960,873	$ 6,539,131
Liabilities and shareholders' equity		
Liabilities:		
Accrued interest payable	$ 6,909	$ 8,045
Dividend payable	-	28,909
Warehouse financing	261,105	600,646
Securitization financing	6,023,203	5,258,344
Derivative liabilities	2,793	1,809
Other liabilities	17,596	22,449
Total liabilities	6,311,606	5,920,202
Commitments and contingencies	-	-
Shareholders' equity		
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 49,902,501 as of June 30, 2005 and 49,849,386 as of December 31, 2004	499	498
Additional paid-in capital	627,456	625,123
Accumulated other comprehensive income (loss), net of tax effect of $(1,595) and $2,446	911	(3,842)
Net retained earnings (accumulated deficit):		
Cumulative dividends declared	(142,523)	(114,641)
Retained earnings	162,924	111,791
Net retained earnings (accumulated deficit)	20,401	(2,850)
Total shareholders' equity	649,267	618,929
Total liabilities and shareholders' equity	$ 6,960,873	$ 6,539,131

Saxon Capital, Inc.
Condensed Consolidated Statements of Operations
(Dollars in thousands, except per share data)
(unaudited)

	Quarter Ended June 30, 2005	Quarter Ended March 31, 2005	Quarter Ended December 31, 2004	Quarter Ended September 30, 2004	Quarter Ended June 30, 2004
Revenues:					
Interest income	$ 111,638	$ 114,063	$ 105,640	$ 99,657	$ 99,051
Interest expense	(61,568)	(55,172)	(48,660)	(37,933)	(36,045)
Net interest income	50,070	58,891	56,980	61,724	63,006
Provision for mortgage loan losses	(13,483)	(5,699)	(12,879)	(14,730)	(10,160)
Net interest income after provision for mortgage loan losses	36,587	53,192	44,101	46,994	52,846
Servicing income, net of amortization and impairment	17,223	13,566	13,442	8,371	6,931
Gain on sale of assets	706	1,701	421	220	308
Total net revenues	$ 54,516	$ 68,459	$ 57,964	$ 55,585	$ 60,085
Expenses:					
Payroll and related expenses	16,255	21,751	19,337	20,132	18,439
General and administrative expenses	15,339	16,020	19,063	13,841	12,482
Other expenses	1,219	2,918	2,919	2,371	2,823
Total expenses	32,813	40,689	41,319	36,344	33,744
Income before taxes	21,703	27,770	16,645	19,241	26,341
Income tax expense (benefit)	2,336	(3,965)	(13,495)	(19,044)	8,893
Net income before cumulative effect of change in accounting principle (SFAS 123R)	$ 19,367	$ 31,735	$ 30,140	$ 38,285	$ 17,448
Cumulative effect of change in accounting principle (SFAS 123R)	31	–	–	–	–
Net income	$ 19,398	$ 31,735	$ 30,140	$ 38,285	$ 17,448
Basic earnings per share	$ 0.39	$ 0.64	$ 0.60	$ 1.21	$ 0.61
Diluted earnings per share	$ 0.38	$ 0.63	$ 0.60	$ 1.14	$ 0.56

Saxon Capital, Inc.
Supplemental Data

The following supplemental data is considered to be either relevant GAAP information, non-GAAP information or operational data.

($ in thousands, except per share data)	Qtr 6/30/2005	Qtr 3/31/2005	Qtr 12/31/2004	Qtr 9/30/2004	Qtr 6/30/2004
Production Statistics					
Volume					
Wholesale	$ 376,784	$ 342,514	$ 378,790	$ 394,891	$ 425,415
Retail	178,391	201,979	255,156	247,474	264,619
Correspondent flow	199,461	222,759	260,938	267,086	208,320
Correspondent bulk	33,195	37,900	64,198	39,660	45,601
Called loans (1)	-	-	83,269	50,476	-
Net Cost to Produce (2)					
Wholesale	2.54%	2.99%	2.83%	2.67%	2.63%
Retail	3.12%	3.96%	2.38%	2.62%	2.28%
Correspondent (3)	3.12%	3.11%	3.21%	3.07%	3.21%
Total Production	2.84%	3.27%	2.84%	2.79%	2.69%
Cost to service (4)	0.17%	0.20%	0.24%	0.20%	0.22%
Credit Quality (5)					
Average loan-to-value	79.5%	78.5%	80.2%	80.3%	80.2%
Credit score	618	617	615	622	627
Fixed weighted average coupon	7.7%	7.9%	8.3%	8.2%	7.2%
ARM weighted average coupon	7.2%	7.0%	7.0%	7.0%	6.9%
Total weighted average coupon	7.3%	7.2%	7.3%	7.3%	7.0%
Portfolio Statistics					
Owned portfolio weighted average credit score	617	616	617	617	614
Owned portfolio weighted average coupon	7.5%	7.5%	7.6%	7.7%	7.8%
Owned portfolio principal balance (at period end)	$ 6,104,889	$ 6,035,444	$ 5,950,965	$ 5,575,386	$ 5,215,050
Owned portfolio seriously delinquent (6)	6.0%	5.7%	6.6%	6.6%	6.5%
Non-GAAP owned net losses on liquidated loans - quarter ended trust basis (7)	13,074	11,273	14,474	10,862	11,007
GAAP owned net losses on liquidated loans - quarter ended (7)	9,209	8,893	11,014	11,908	9,497
Total serviced portfolio principal balance (at period end)	24,730,615	21,518,419	20,165,942	16,098,212	11,364,002
Total serviced portfolio seriously delinquent (6)	5.5%	5.0%	5.3%	5.8%	7.2%
Total serviced net losses on liquidated loans - quarter ended trust basis	27,579	21,817	25,433	22,060	29,396
Key Ratios					
Average interest earning assets (8)	$ 6,051,182	$ 6,025,904	$ 5,642,337	$ 5,375,840	$ 4,986,364
Average assets (9)	6,812,011	6,601,140	6,429,964	5,984,834	5,698,349
Average equity (9)	661,580	646,411	659,747	545,933	375,976
Return on average assets (ROA) (10)	1.1%	1.9%	1.9%	2.6%	1.2%
Return on average equity (ROE) (10)	11.7%	19.6%	18.3%	28.1%	18.6%
Average equity/average assets	9.7%	9.8%	10.3%	9.1%	6.6%
Debt to equity	9.7	8.9	9.6	8.0	13.4
Interest income/average interest earning assets (10)	7.4%	7.6%	7.5%	7.4%	7.9%
Interest expense/average interest earning assets (10)	4.1%	3.7%	3.4%	2.8%	2.9%
Net interest margin/average interest earning assets (10) (11)	3.3%	3.9%	4.0%	4.6%	5.1%
Net interest margin after provision for mortgage loans losses (10)(11)	2.4%	3.5%	3.1%	3.5%	4.2%
Operating expenses/servicing portfolio (10)	0.5%	0.8%	0.8%	0.9%	1.2%
Operating expenses/average assets (10)	1.9%	2.5%	2.6%	2.4%	2.4%
Efficiency ratio (12)	60.2%	59.4%	71.3%	65.4%	56.2%
Non-GAAP adjusted efficiency ratio (13)	48.3%	55.7%	58.7%	46.8%	44.5%
Common Stock Data					
Basic earnings per share	$ 0.39	$ 0.64	$ 0.60	$ 1.21	$ 0.61
Diluted earnings per share	$ 0.38	$ 0.63	$ 0.60	$ 1.14	$ 0.56
Shares used to compute basic EPS	49,884	49,850	49,844	31,525	28,703
Shares used to compute diluted EPS	50,751	50,463	49,854	33,565	31,196
Shares outstanding (period end)	49,903	49,884	49,849	49,844	28,731
Common Stock Price (14)					
High	$ 18.25	$ 24.28	$ 26.58	$ 29.15	$ 28.97
Low	$ 16.35	$ 16.33	$ 18.25	$ 20.85	$ 21.60
Period End	$ 17.07	$ 17.20	$ 23.99	$ 21.50	$ 22.83
Book value per share (period end)	$ 13.01	$ 13.51	$ 12.42	$ 14.06	$ 13.62

(1) Called loans are mortgages purchased from the SAST 98-3, 98-4, 99-1 and 99-4 securitizations pursuant to the clean-up call provision of the trust.
(2) Net cost to produce is defined as production expenses and premium paid, net of fees collected, divided by loan production.
      See net cost to produce calculation in Exhibit A.
(3) Beginning January 1, 2005, Correspondent flow and bulk g&a, premium, and fees are combined to calculate net cost to produce for the Correspondent business channel.

Prior periods have been recalculated to conform to the new presentation.

(4) Cost to service is defined as servicing expenses dividend by average total portfolio balance.
See cost of service calculation in Exhibit A.

(5) Credit quality statistics for quarters ended December 31, 2004 and September 30, 2004, include called loan statistics. In addition, all quarters presented include second mortgages originated and sold.

(6) Seriously delinquent is defined as 60 plus days past due.

(7) GAAP requires losses to be recognized immediately upon the loan transferring to real estate owned. The trust does not recognize a loss on real estate owned property until it is sold, which causes a timing difference between GAAP and trust losses. In addition, trust losses exclude losses resulting from a delinquent loan sale. Exhibit A provides a reconcilation of GAAP to trust losses.

(8) Average interest earning assets is a daily average balance of loans in the net mortgage loan portfolio.

(9) Average assets is calculated by adding current quarter and previous quarter total assets, then dividing by 2.

Average equity is calculated by adding current quarter and previous quarter total shareholders' equity, then dividing by 2.

(10) Ratios are annualized.

(11) Net interest margin is calculated as the difference between interest income and interest expense divided by average interest earning assets.

(12) Efficiency ratio is calculated as total expenses divided by total net revenues.

(13) See Exhibit A for a reconciliation of the calculation for non-GAAP adjusted efficiency ratio.

(14) Represents actual stock prices during quarter. A $4.00 per share merger consideration was paid during the third quarter 2004.

Saxon Capital, Inc.
Selected Quarterly Mortgage Loan Portfolio Data

	Qtr 6/30/2005	Qtr 3/31/2005	Qtr 12/31/2004	Qtr 9/30/2004	Qtr 6/30/2004
Summary by Product Type					
Adjustable rate - Floating	0.36%	0.40%	0.45%	0.48%	0.56%
Adjustable rate - Interest only	24.81%	21.95%	18.23%	14.38%	8.54%
Adjustable rate - 2 / 3 / 5 year hybrids	42.59%	44.23%	45.48%	46.98%	51.20%
Fixed rate - 15 / 30 year	24.80%	25.44%	27.00%	28.51%	29.48%
Fixed rate - Interest only	2.02%	2.21%	2.38%	2.58%	2.63%
Fixed rate - Balloons / Other	5.42%	5.77%	6.47%	7.07%	7.59%
Summary by Credit Grade					
Above 650					
Percent of total	28.12%	28.14%	29.01%	28.82%	27.59%
Weighted average coupon - Total	6.71%	6.70%	6.74%	6.82%	6.91%
Weighted average coupon - Fixed	6.99%	7.00%	7.05%	7.08%	7.10%
Weighted average coupon - Adjustable	6.53%	6.48%	6.50%	6.58%	6.71%
Weighted average initial LTV	79.06%	78.80%	78.43%	77.92%	77.64%
Weighted average median credit score	691	691	692	692	692
601 to 650					
Percent of total	31.05%	30.49%	30.00%	29.98%	29.67%
Weighted average coupon - Total	7.10%	7.11%	7.19%	7.28%	7.41%
Weighted average coupon - Fixed	7.48%	7.51%	7.56%	7.58%	7.63%
Weighted average coupon - Adjustable	6.90%	6.89%	6.95%	7.07%	7.24%
Weighted average initial LTV	79.47%	79.39%	79.34%	79.18%	79.04%
Weighted average median credit score	625	625	625	625	626
551 to 600					
Percent of total	25.18%	24.84%	24.08%	23.83%	23.97
Weighted average coupon - Total	7.72%	7.77%	7.89%	8.02%	8.17%
Weighted average coupon - Fixed	8.13%	8.19%	8.24%	8.29%	8.37%
Weighted average coupon - Adjustable	7.56%	7.61%	7.74%	7.88%	8.08%
Weighted average initial LTV	78.47%	78.72%	78.93%	78.92%	79.18%
Weighted average median credit score	578	578	578	578	578
526 to 550					
Percent of total	8.49%	8.91%	9.00%	9.30%	9.92%
Weighted average coupon - Total	8.67%	8.73%	8.86%	8.97%	9.09%
Weighted average coupon - Fixed	9.24%	9.33%	9.41%	9.48%	9.58%
Weighted average coupon - Adjustable	8.51%	8.57%	8.70%	8.81%	8.94%
Weighted average initial LTV	78.38%	78.83%	79.57%	79.65%	79.84%
Weighted average median credit score	539	539	539	539	538
525 and below					
Percent of total	6.59%	7.01%	7.24%	7.37%	8.05%
Weighted average coupon - Total	9.41%	9.49%	9.64%	9.79%	9.94%
Weighted average coupon - Fixed	10.29%	10.40%	10.48%	10.52%	10.60%
Weighted average coupon - Adjustable	9.21%	9.28%	9.43%	9.60%	9.76%
Weighted average initial LTV	77.21%	77.74%	78.19%	78.13%	78.18%
Weighted average median credit score	511	511	510	510	509
Unavailable					
Percent of total	0.57%	0.61%	0.68%	0.70%	0.80%
Summary by Income Documentation					
Full documentation	73.38%	72.91%	72.46%	72.15%	72.42%
Limited documentation	3.99%	4.08%	4.26%	4.52%	4.81%
Stated income	22.64%	23.02%	23.28%	23.33%	22.77%
Summary by Borrower Purpose					
Cash-out refinance	70.08%	69.50%	68.38%	68.23%	69.00%
Purchase	22.08%	22.34%	23.00%	22.75%	21.47%
Rate or term refinance	7.84%	8.15%	8.61%	9.02%	9.53%

Saxon Capital, Inc.

Selected Quarterly Mortgage Loan Production Data

	Qtr 6/30/2005	Qtr 3/31/2005	Qtr 12/31/2004	Qtr 9/30/2004	Qtr 6/30/2004
Overall Summary ($ in thousands) (1)					
Total Loan Production	$ 787,831	$ 805,151	$ 1,042,351	$ 999,588	$ 943,955
Average principal balance per loan	$ 165	$ 165	$ 148	$ 147	$ 156
Number of loans originated	4,761	4,870	7,063	6,799	6,043
Summary by Product Type (1)					
Adjustable rate - Floating	0.11%	0.13%	0.28%	0.26%	0.01%
Adjustable rate - Interest only	40.66%	41.84%	35.41%	37.04%	29.05%
Adjustable rate - 2 / 3 / 5 year hybrids	38.21%	40.71%	43.15%	35.83%	32.37%
Fixed rate - 15 / 30 year	15.89%	12.41%	13.98%	17.64%	26.08%
Fixed rate - Interest only	0.76%	0.41%	0.75%	1.38%	5.69%
Fixed rate - Balloons / Other	4.37%	4.49%	6.44%	7.85%	6.80%
Summary by Credit Grade (1)					
Above 650					
Percent of total	26.98%	27.66%	28.16%	31.97%	34.52%
Weighted average coupon - Total	6.99%	6.86%	6.81%	6.92%	6.59%
Weighted average coupon - Fixed	7.68%	7.82%	8.13%	8.07%	7.02%
Weighted average coupon - Adjustable	6.74%	6.55%	6.30%	6.37%	6.21%
Weighted average initial LTV	82.42%	81.67%	81.93%	81.79%	81.49%
Weighted average median credit score	688	688	688	690	692
601 to 650					
Percent of total	34.47%	32.78%	30.46%	31.07%	32.76%
Weighted average coupon - Total	7.06%	6.93%	7.00%	7.10%	6.83%
Weighted average coupon - Fixed	7.67%	7.81%	8.18%	8.13%	7.22%
Weighted average coupon - Adjustable	6.88%	6.73%	6.66%	6.68%	6.56%
Weighted average initial LTV	81.12%	78.83%	80.77%	80.34%	80.94%
Weighted average median credit score	625	625	624	624	625
551 to 600					
Percent of total	26.87%	26.14%	25.61%	23.40%	20.71%
Weighted average coupon - Total	7.37%	7.24%	7.44%	7.49%	7.23%
Weighted average coupon - Fixed	7.58%	7.77%	8.17%	8.14%	7.21%
Weighted average coupon - Adjustable	7.33%	7.16%	7.29%	7.31%	7.25%
Weighted average initial LTV	77.55%	77.10%	78.80%	78.97%	78.35%
Weighted average median credit score	576	576	578	579	579
526 to 550					
Percent of total	6.78%	7.75%	8.18%	7.33%	6.74%
Weighted average coupon - Total	8.03%	7.92%	8.30%	8.32%	8.10%
Weighted average coupon - Fixed	8.44%	8.65%	8.85%	9.10%	8.05%
Weighted average coupon - Adjustable	7.98%	7.83%	8.20%	8.12%	8.11%
Weighted average initial LTV	73.78%	74.14%	78.46%	78.97%	77.42%
Weighted average median credit score	537	539	539	544	539
525 and below					
Percent of total	4.78%	5.56%	7.07%	6.01%	5.18%
Weighted average coupon - Total	8.68%	8.58%	8.87%	9.00%	8.83%
Weighted average coupon - Fixed	9.32%	9.16%	10.00%	9.78%	8.98%
Weighted average coupon - Adjustable	8.62%	8.53%	8.74%	8.86%	8.80%
Weighted average initial LTV	71.39%	73.16%	77.64%	79.11%	77.62%
Weighted average median credit score	512	512	512	521	513
Unavailable					
Percent of total	0.12%	0.12%	0.52%	0.22%	0.09%
Summary by Income Documentation (1)					
Full documentation	74.76%	70.17%	71.69%	69.38%	70.93%
Limited documentation	2.42%	3.22%	3.03%	3.10%	3.38%
Stated income	22.82%	26.60%	25.28%	27.52%	25.69%
Summary by Borrower Purpose (1)					
Cash-out refinance	73.01%	73.67%	68.64%	65.39%	66.84%
Purchase	21.73%	22.39%	25.94%	29.68%	26.96%
Rate or term refinance	5.26%	3.94%	5.42%	4.93%	6.20%

(1) Includes called loans

($ in thousands)	Qtr 6/30/2005	Qtr 3/31/2005	Qtr 12/31/2004	Qtr 9/30/2004	Qtr 6/30/2004
Reconciliation between GAAP and Trust Losses					
Losses trust basis	$ 13,074	$ 11,273	$ 14,474	$ 10,862	$ 11,007
Loan transfers to real estate owned	7,900	6,855	8,558	10,420	8,536
Realized losses on real estate owned	(10,581)	(8,597)	(11,563)	(9,139)	(8,153)
Timing differences between liquidation and claims processing	(338)	(198)	(151)	(497)	(1,158)
Interest not advanced on warehouse	(220)	(75)	(173)	(78)	(60)
Other	(626)	(364)	(131)	339	(675)
GAAP losses	$ 9,209	$ 8,893	$ 11,014	$ 11,908	$ 9,497

Net Cost to Produce (1)

Management believes net cost to produce is beneficial to investors because it provides a measurement of efficiency in the origination process.
The following table demonstrates the Company's calculation of net cost to produce. There is no directly comparable GAAP financial measure to "net cost to produce", the components of which are calculated in accordance with GAAP.

	Qtr 6/30/2005	Qtr 3/31/2005	Qtr 12/31/2004	Qtr 9/30/2004	Qtr 6/30/2004
Total expenses					
Wholesale G&A	$ 7,348	$ 8,086	$ 8,024	$ 7,994	$ 8,558
Retail G&A	10,379	13,171	12,638	12,745	12,546
Correspondent G&A (2)	2,015	2,319	2,068	2,246	2,155
Servicing G&A	10,349	10,205	10,881	7,642	6,217
Administrative G&A	10,460	11,826	13,923	12,825	12,372
Other (income)/expenses (3)	(117)	1,411	1,459	978	1,248
Capitalized expenses (4)	(7,620)	(6,329)	(7,674)	(8,086)	(9,352)
Total expenses	$ 32,813	$ 40,689	$ 41,319	$ 36,344	$ 33,744
Fees Collected (5)					
Wholesale fees collected	1,139	$ 1,073	$ 1,172	$ 1,240	$ 1,337
Retail fees collected	4,816	5,169	6,569	6,259	6,510
Correspondent fees collected (2)	208	222	258	268	212
Total fees collected	$ 6,163	$ 6,465	$ 7,999	$ 7,767	$ 8,058
Premium Paid (5)					
Wholesale premium	3,364	$ 3,212	$ 3,860	$ 3,793	$ 3,971
Correspondent premium (2)	5,456	6,013	8,616	7,427	6,208
Total premium (6)	$ 8,820	$ 9,225	$ 12,476	$ 11,221	$ 10,179
Net Cost to Produce - dollars					
Wholesale	$ 9,573	$ 10,226	$ 10,711	$ 10,547	$ 11,192
Retail	5,563	8,001	6,069	6,486	6,037
Correspondent (2)	7,263	8,110	10,427	9,406	8,151
Total	$ 22,398	$ 26,337	$ 27,207	$ 26,439	$ 25,380
Volume					
Wholesale	$ 376,784	$ 342,514	$ 378,790	$ 394,891	$ 425,415
Retail	178,391	201,979	255,156	247,474	264,619
Correspondent flow	199,461	222,759	260,938	267,086	208,320
Correspondent bulk	33,195	37,900	64,198	39,660	45,601
Total	$ 787,831	$ 805,152	$ 959,082	$ 949,112	$ 943,955
Net Cost to Produce - basis points					
Wholesale	2.54%	2.99%	2.83%	2.67%	2.63%
Retail	3.12%	3.96%	2.38%	2.62%	2.28%
Correspondent (2)	3.12%	3.11%	3.21%	3.07%	3.21%
Total (6)	2.84%	3.27%	2.84%	2.79%	2.69%

(1) Net cost to produce is defined as production expenses and premium paid, net of fees collected, divided by loan production.
(2) Beginning January 1, 2005, Correspondent flow and bulk g&a, premium, and fees are combined to calculate net cost to produce for the Correspondent business channel.
Prior periods have been recalculated to conform to the new presentation.
(3) For purposes of net cost to produce, depreciation is removed from other expenses (as it is presented on the income statement) and is a component of the channel g&a expenses.
(4) Capitalized expenses are origination expenses that are capitalized per FAS 91.
(5) Fees collected and premium are capitalized and held on balance sheet as components of the net mortgage loan portfolio.
(6) Third quarter 2004 premium paid increased by $276 thousand due to an adjustment. Total net cost to produce changed from 2.76% to 2.79% because of this adjustment.

Cost to Service

Management believes cost to service is beneficial to investors because it provides a measurement of efficiency in the servicing channel.

The following table demonstrates the Company's calculation of cost to service.

Servicing G&A	$ 10,349	$ 10,205	$ 10,881	$ 7,642	$ 6,217
Average total portfolio balance ($ in thousands)	$ 24,499,778	$ 20,795,384	$ 18,371,194	$ 15,107,928	$ 11,134,783
Cost to service (Annualized)	0.17%	0.20%	0.24%	0.20%	0.22%

Reconciliation of non-GAAP adjusted efficiency ratio (1)

Total expenses	$ 32,813	$ 40,689	$ 41,319	$ 36,344	$ 33,744
Less: one-time expenses (2)	300	300	-	3,508	2,598
Total adjusted expenses	$ 32,513	$ 40,389	$ 41,319	$ 32,836	$ 31,146
Total net revenues	$ 54,516	$ 68,459	$ 57,964	$ 55,585	$ 60,085
Add: provision for mortgage loan losses	13,483	5,699	12,879	14,730	10,160
Less: gain on sale of assets	706	1,701	421	220	308
Total adjusted net revenues	$ 67,293	$ 72,457	$ 70,422	$ 70,095	$ 69,937
Adjusted efficiency ratio (1)	48.3%	55.7%	58.7%	46.8%	44.5%

(1) Non-GAAP adjusted efficiency ratio is calculated as total adjusted expenses divided by total adjusted net revenues.
(2) Total adjusted expenses for second quarter 2005 excludes the $0.3 million expense associated with the six retail branch closings.
Total adjusted expenses for first quarter 2005 excludes the $0.3 million expense associated with the four retail branch closings.
Total adjusted expenses for third quarter 2004 excludes the $3.5 million expense associated with the REIT conversion.
Total adjusted expenses for second quarter 2004 excludes a $2.6 million severance expense.

Working Capital Reconciliation

Management believes the Company's definition of working capital provides a better indication of how much liquidity the Company has available to conduct business at the time of the calculation.

This following table provides a reconciliation between the Company's working capital calculation and the common definition of working capital.

	June 30, 2005		June 30, 2004	
	Saxon Defined Working Capital	Commonly Defined Working Capital	Saxon Defined Working Capital	Commonly Defined Working Capital
	($ in thousands)			
Unrestricted cash	$ 10,950	$ 10,950	$ 7,320	$ 7,320
Borrowing availability	72,264	-	31,221	-
Trustee receivable	-	135,424	-	90,741
Accrued interest receivable	-	55,847	-	57,891
Accrued interest payable	-	(6,909)	-	(8,425)
Unsecuritized mortgage loans - payments less than one year	350,093	355,652	309,449	956,013
Warehouse financing facility - payments less than one year	(254,695)	(261,105)	(244,795)	(878,053)
Bonds - repurchase agreement - payments less than one year	-	-	-	(1,054)
Servicing advances	-	136,974	-	79,416
Financed advances - payments less than one year	-	(48,272)	-	(33,838)
Securitized loans - payments less than one year	-	1,990,419	-	1,584,120
Securitized debt - payments less than one year	-	(2,022,869)	-	(1,576,201)
Total	$ 178,612	$ 346,111	$ 103,195	$ 277,930

It is common business practice to define working capital as current assets less current liabilities. The Company does not have a classified balance sheet and therefore calculates its working capital using its own internally defined formula, which is generally calculated as unrestricted cash and investments as well as unencumbered assets that can be pledged against existing committed facilities and converted to cash in five days or less.